UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 9)
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
Connect International Limited
Ashmore Global Special Situations Fund Limited
Ashmore Global Special Situations Fund 2 Limited
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid
Investment Portfolio
Ashmore Emerging Markets Debt Fund
Ashmore Emerging Markets Debt and Currency Fund Limited
Ashmore Management Company Limited
Spinnaker Global Opportunity Fund Ltd
Spinnaker Global Emerging Markets Fund Ltd
Spinnaker Global Strategic Fund Ltd
Clearwater Undersea Cable Investments, LP
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
Copy to: Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
+852 3740 4710
This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240. 14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☑ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,612,027	$3,457.19

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $11.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 13 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,003.22	Filing Party: Connect Holdings Limited
Form or Registration No: TO-T	Date Filed: May 2, 2007
Amount Previously Paid: $453.97	Filing Party: Connect Holdings Limited
Form or Registration No: TO-T/A	Date Filed: June 7, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☑	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES
EXHIBITS

     This Amendment No. 9 (this Amendment) amends and supplements the Rule 13e-3 Transaction Statement filed under cover of Schedule TO, as amended through the date hereof (as amended the Transaction Statement), originally filed with the Securities and Exchange Commission on 2 May 2007 by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and its shareholder and ultimate control persons: Connect International Limited (CIL), Ashmore Global Special Situations Fund Limited (GSSF), Ashmore Global Special Situations Fund 2 Limited (GSSF2), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (EMLIP), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (ARF), Ashmore Emerging Markets Debt Fund (AEMDF), Ashmore Emerging Markets Debt and Currency Fund Limited (AEMDCF), Ashmore Management Company Limited (AMC), Spinnaker Global Opportunity Fund Ltd (SGO), Spinnaker Global Emerging Markets Fund Ltd (SGEM), Spinnaker Global Strategic Fund Ltd (SGS), Clearwater Undersea Cable Investments, LP (Clearwater) and Clearwater Capital GP, Ltd (Clearwater GP) (collectively with Connect, the filing persons), relating to the offer by the filing persons to purchase all the issued ordinary shares of Pacific Internet Limited (PacNet), at a purchase price of US$11.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 2 May 2007, as amended (the Offer to Purchase), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all applicable items in the Transaction Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.
Item 7. Purposes of the Transaction and Plans or Proposals
Item 7 of the Transaction Statement is hereby amended and supplemented to include the following new paragraphs:
     On 25 October 2007 PacNet filed a Form 25, Notification of Removal from Listing and/or Registration, with the United States Securities and Exchange Commission (the “SEC”) to terminate its listing on the Nasdaq Global Market. The delisting became effective on the date hereof.
     On the date hereof, PacNet filed with the SEC a Form 15 to voluntarily deregister its ordinary shares pursuant to Rules 12g-4 and 12h-3 under the Exchange Act. PacNet is eligible to deregister by filing Form 15 because it has fewer than 300 holders of record of its ordinary shares. Upon the filing of the Form 15, PacNet was no longer required to file certain reports with the SEC, including Forms 20-F and 6-K.
Item 11. Interest in the Securities of the Subject Company
Item 11 of the Transaction Statement is hereby amended and supplemented to include the following new paragraph:
     As of 2 November 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 12,328,687 PacNet shares, representing approximately 89.05% of the issued shares of PacNet (based on 13,844,164 issued shares of PacNet as disclosed in information provided to Connect by PacNet as of 6 June 2007).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 5 November 2007

Connect Holdings Limited

By:	/s/ William Barney
Title:	Director

Connect International Limited

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Global Special Situations Fund Limited

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Global Special Situations Fund 2 Limited

By:	/s/ William Barney
Title:	Authorised signatory

Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

By:	/s/ William Barney
Title:	Authorised signatory

Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Emerging Markets Debt Fund

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Emerging Markets Debt and Currency Fund Limited

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Management Company Limited

By:	/s/ William Barney
Title:	Authorised signatory

Spinnaker Global Opportunity Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory

Spinnaker Global Emerging Markets Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory

Spinnaker Global Strategic Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory

Clearwater Undersea Cable Investments, LP

By:	/s/ William Barney
Title:	Authorised signatory

Clearwater Capital GP, Ltd

By:	/s/ William Barney
Title:	Authorised signatory

EXHIBITS INDEX

Exhibits	Description

99.1	Power of Attorney*

*	Previously filed with the SEC as an Exhibit to Schedule TO on 2 May 2007.